EXHIBIT 99.1

Brookfield Renewable Announces Secondary Offering of C$325 Million of Exchangeable Shares By Brookfield Asset Management

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Oct. 05, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (the “Partnership”) (NYSE: BEP; TSX: BEP.UN), Brookfield Renewable Corporation (“BEPC” and together with the Partnership, “Brookfield Renewable”) (NYSE/TSX: BEPC) and Brookfield Asset Management Inc. (“BAM”) (NYSE: BAM; TSX: BAM.A) today announced a secondary offering (the “Offering”) of 4,055,000 class A exchangeable subordinate voting shares (the “Exchangeable Shares”) of BEPC by a subsidiary of BAM (the “Selling Securityholder”) on a bought deal basis to a syndicate of underwriters co-led by Scotiabank, RBC Capital Markets, TD Securities Inc., BMO Capital Markets and CIBC Capital Markets (collectively, the “Underwriters”) for distribution to the public. The Selling Securityholder has agreed to sell the Exchangeable Shares at a price of C$80.20 per Exchangeable Share (the “Offering Price”), for gross proceeds of C$325 million. Brookfield Renewable is not selling any Exchangeable Shares in the Offering and will not receive any of the proceeds from the Offering.

The Selling Securityholder has granted the Underwriters an over-allotment option to purchase up to an additional 15% of the Exchangeable Shares to be sold pursuant to the Offering at the Offering Price (the “Over-Allotment Option”). The Over-Allotment Option is exercisable for a period of 30 days from the date of the final prospectus supplement relating to the Offering. If the Over-Allotment Option is exercised in full, the gross proceeds of the Offering will increase to C$374 million.

Each Exchangeable Share is structured with the intention of providing an economic return equivalent to one non-voting limited partnership unit (a “Unit”) of the Partnership (subject to adjustment to reflect certain capital events). Each Exchangeable Share will be exchangeable at the option of the holder for one Unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield Renewable).

BAM currently owns an approximate 52% equity interest in Brookfield Renewable, on a fully-exchanged basis.1 Upon closing of the Offering, it is anticipated that BAM will own an approximate 51% equity interest in Brookfield Renewable, on a fully exchanged-basis (and 51% if the Over-Allotment Option is exercised in full), which includes 35% of the issued and outstanding Exchangeable Shares (and 35% if the Over-Allotment Option is exercised in full).

The Offering is subject to a number of closing conditions and is expected to close on or about October 13, 2020.

This news release does not constitute an offer of securities for sale in the United States. The Exchangeable Shares will not be and have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold in the United States or to “U.S. persons” (within the meaning of Regulation S under the U.S. Securities Act) except pursuant to a private resale exemption under the U.S. Securities Act and in compliance with U.S. state securities laws, to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act). There shall not be any public offering of the Exchangeable Shares in the United States.

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and an 18,000 megawatt development pipeline. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of BAM, a leading global alternative asset manager with over $515 billion of assets under management.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Cara Silverman Manager – Investor Relations Tel: (416) 649-8172 Email: cara.silverman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the Offering, BAM’s expected ownership interest in Brookfield Renewable upon closing of the Offering and the expected closing date of the Offering. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) the failure to satisfy the customary closing conditions the offering, our inability to identify sufficient investment opportunities and complete transactions, including weather conditions and other factors which may impact generation levels at facilities; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in (i) the Form 20-F of the Partnership and (ii) the prospectus of BEPC dated June 29, 2020 in respect of the special distribution of Exchangeable Shares to unitholders of the Partnership, and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

1 Percentage assumes that all of the outstanding redeemable/exchangeable partnership units of Brookfield Renewable Energy L.P. (“BRELP”) and Exchangeable Shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the redeemable/exchangeable partnership units of BRELP and Exchangeable Shares beneficially owned by BAM are exchanged for Units (on a one-for-one basis), the percentage would be approximately 61%.